UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

AFTER HIS DESIGNATION AS DIRECTOR OF COMPAGNIA DI SAN PAOLO FRANZO GRANDE STEVENS RESIGNS FROM THE FIAT BOARD DUE TO INCOMPATIBILITY

SIGNATURES

AFTER HIS DESIGNATION AS DIRECTOR OF COMPAGNIA DI SAN PAOLO FRANZO GRANDE STEVENS RESIGNS FROM THE FIAT BOARD DUE TO INCOMPATIBILITY

Mr. Franzo Grande Stevens, who has been designated by the City of Turin as a member of the Consiglio Generale (General Council) of the Compagnia di San Paolo, resigned from his office as Director of Fiat due to incompatibility of offices.

The Compagnia di San Paolo is a stockholder of Banca Imi-San Paolo, which in turn is a stockholder of Fiat. On the basis of the provisions of the implementation regulations issued by the Italian Ministry of Economy on April 22 these two offices are incompatible.

Mr. Grande Stevens will continue to act as Secretary of the Fiat Board of Directors.

Turin, April 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney